Notice Dated April 28, 2025

PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This Notice Document (“Notice”) provides certain updated information about your Perspective Advisors Fixed and Variable Annuity contract (“Contract”), which is no longer available for purchase.
Jackson National Life Insurance Company of New York (“Jackson”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Jackson and for JNLNY Separate Account II (“Separate Account”) are available, free of charge, at www.jackson.com/product-literature-4.html. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or email copy of any of these materials, please call 1-800-599-5651 or send an email request to customercare@jackson.com.

Your Contract prospectus dated April 27, 2020 contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

TABLE OF CONTENTS
DEFINITIONS	1
UPDATED INFORMATION ABOUT YOUR CONTRACT	2
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	3
APPENDIX A (FUNDS AVAILABLE UNDER THE CONTRACT)	A-1
BACK COVER PAGE	B-1

DEFINITIONS

Contract Anniversary – each one-year anniversary of the Contract’s Issue Date.

Contract Year – the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2026, then the end of Contract Year 0-1 would be January 14, 2027, and January 15, 2027, which is the first Contract Anniversary, begins Contract Year 1-2.

Fund – a registered investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Guaranteed Fixed Account, which are available to our creditors.

Guaranteed Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period. The Guaranteed Fixed Account consists of the Guaranteed Fixed Account Options.

Guaranteed Fixed Account Option – a Contract option within the Guaranteed Fixed Account for a specific period under which a stated rate of return will be credited.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Issue Date – the date your Contract is issued.

Separate Account – JNLNY Separate Account II. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Notice Document is a summary of certain Contract features that have changed since the Notice Document dated October 21, 2024. This may not reflect all of the changes that have occurred since you entered into your Contract.

Fund Changes

Effective April 28, 2025, the following changes were made to the Funds available under the Contract:

Fund Availability Changes

Effective April 28, 2025, the Investment Divisions of the Separate Account investing in the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, and the JNL Multi-Manager International Small Cap Fund stopped accepting any additional allocations or transfers. All other Investment Divisions of the Separate Account remain available.

Amounts invested in the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, or the JNL Multi-Manager International Small Cap Fund as of April 28, 2025 will remain invested unless we receive instruction from you. You may continue to make transfers and withdrawals out of these Investment Divisions in connection with the usual transactions under your Contract, such as partial withdrawals or withdrawals under a Guaranteed Minimum Withdrawal Benefit (GMWB), if available. However, if you transfer out of any of these Investment Divisions on or after April 28, 2025, you will not be able to transfer back in.

If you make a subsequent Premium payment and have future allocation instructions on file with us that include allocations to the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, or the JNL Multi-Manager International Small Cap Fund, those subsequent Premium payments will automatically be allocated to the JNL/Dreyfus Government Money Market Investment Division until you provide us with updated allocation instructions. Please consult your representative promptly to assist you in subsequently reallocating the Contract Value in the JNL/Dreyfus Government Money Market Investment Division to any other available Investment Division.

If you currently have an automatic program, such as Dollar Cost Averaging, Dollar Cost Averaging Plus, Earnings Sweep, or Rebalancing, and it includes allocations to the JNL/BlackRock Global Natural Resources Fund, JNL/First Sentier Global Infrastructure Fund, JNL/Cohen & Steers U.S. Realty Fund, JNL/WMC Global Real Estate Fund, or the JNL Multi-Manager International Small Cap Fund, you can continue to invest in these Investment Divisions based on your existing election until you revise or terminate the automatic program.

If you have elected the LifeGuard Select, Jackson Select, or Jackson Select Protector GMWB, automatic transfers apply under the Transfer of Assets provision. The automatic transfers are allocated based on your future allocation instructions, described in the preceding paragraph. Therefore, when you change your allocation instructions for subsequent Premium payments, you will also be changing your instructions under the Transfer of Assets provision. Prior to our receipt of new future allocation instructions, the automatic transfers will continue to be based on your existing instructions.

Merged Funds

1.JNL/Western Asset Global Multi-Sector Bond Fund merged into the JNL/Neuberger Berman Strategic Income Fund
2.JNL/Baillie Gifford International Growth Fund merged into the JNL/Mellon International Index Fund
3.JNL/Harris Oakmark Global Equity Fund merged into the JNL/Mellon World Index Fund

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES AND EXPENSES			LOCATION IN PROSPECTUS
Charges for Early Withdrawals	None.
Transaction Charges	You may be charged for transactions, such as when you transfer cash value between investment options more than 25 times in a Contract Year, when you request an expedited delivery of your partial or complete withdrawal, or if you make a total withdrawal from your Contract after income payments have commenced under certain income options.			Contract Charges- Transfer Fee, Commutation Fee
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected.
				Contract Charges- Optional Benefit Expenses; Fees and Expenses Tables
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract[1]	1.51%	1.51%	Fees and Expenses Tables - Periodic Expenses
	2. Investment options (Fund fees and expenses)[2]	0.52%	2.28%	Fees and Expenses Tables - Total Annual Fund Operating Expenses
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)[3]	0.21%	1.26%	Fees and Expenses Tables - Periodic Expenses

1.As a percentage of average daily Contract Value of the Investment Divisions.
2.As a percentage of average Fund net assets.
3.The minimum and maximum fees reflect an annualized percentage of the applicable benefit base. The foregoing benefit-based optional benefits are no longer offered under the Contract.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.
	LOWEST ANNUAL COST: $1,869	HIGHEST ANNUAL COST: $4,043

Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Fund fees and expenses
•No optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of optional benefits and Fund fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

	RISKS	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract.	The Annuity Contract
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.	The Annuity Contract
Risks Associated with Investment Options
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
•Each investment option (including the Guaranteed Fixed Account) has its own unique risks.
•You should review the prospectuses for the available Funds before making an investment decision.
The Annuity Contract
Insurance Company Risks
Any obligations (including under the Guaranteed Fixed Account), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson of NY. More information about Jackson of NY is available upon request by visiting our website at www.jackson.com or by calling 1-800-599-5651.
The Guaranteed Fixed Account
RESTRICTIONS
Investments
•We reserve the right to charge $25 for each transfer when you transfer money between Investment Divisions in excess of 25 times in a Contract Year.
•Jackson of NY may remove or substitute Funds as investment options available under the Contract, and may limit or suspend availability of the Fixed Account Options.
Investment Divisions
Optional Benefits
•Certain benefits may limit withdrawals or other rights under the Contract. Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal.
•Not all optional benefits are available through all broker-dealers and may vary by date of purchase.
•We may modify or discontinue an optional benefit at any time.
Access To Your Money
TAXES
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation	Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.	Distribution of Contracts
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing Contract.	Non-Qualified Contracts - 1035 Exchanges

APPENDIX A

FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds (all Class A shares) available under the Contract, which is subject to change, as discussed in the prospectus. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. You can find the prospectuses and other information about the Funds online at https://www.jackson.com/fund-literature.html. You can also request this information at no cost by calling 1-800-599-5651 or by sending an email request to ProspectusRequest@jackson.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 year	5 year	10 year
Allocation	JNL/American Funds Balanced Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.90%[2]	16.05%	7.93%	7.41%
Fixed Income	JNL/American Funds Bond Fund of America Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.83%[2]	0.87%	N/A	N/A
Allocation	JNL/American Funds Capital Income Builder Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.96%[2]	9.77%	5.58%	N/A
Fixed Income	JNL/American Funds Capital World Bond Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.05%[2]	(3.34)%	(2.73)%	(0.39)%
International/Global Equity	JNL/American Funds Global Growth Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.06%[2]	13.23%	9.37%	10.40%
International/Global Equity	JNL/American Funds Global Small Capitalization Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.23%[2]	2.05%	2.67%	5.47%
U.S. Equity	JNL/American Funds Growth Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.91%[2]	31.26%	18.46%	16.19%
U.S. Equity	JNL/American Funds Growth-Income Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.91%[2]	23.75%	12.59%	11.77%
International/Global Equity	JNL/American Funds International Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.17%[2]	2.74%	0.84%	3.61%
International/Global Equity	JNL/American Funds New World Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.26%[2]	6.09%	4.08%	5.78%
U.S. Equity	JNL/American Funds® Washington Mutual Investors Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.91%[2]	18.64%	11.76%	9.86%
Alternative	JNL Multi-Manager Alternative Fund
	(Boston Partners Global Investors, Inc.; DoubleLine Capital LP; First Pacific Advisors, LP; Kayne Anderson Rudnick Investment Management, LLC; Lazard Asset Management LLC; Loomis, Sayles & Company, L.P.; and Westchester Capital Management, LLC)	2.22%[2]	9.59%	3.85%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 year	5 year	10 year
International/Global Equity	JNL Multi-Manager Emerging Markets Equity Fund
	(GQG Partners LLC, Kayne Anderson Rudnick Investment Management, LLC; T. Rowe Price Associates, Inc. (Sub-Sub-Adviser: T. Rowe Price Hong Kong Limited); and WCM Investment Management, LLC)	1.23%	4.58%	(0.98)%	1.34%
Fixed Income	JNL Multi-Manager Floating Rate Income Fund
	(PPM America, Inc.; FIAM LLC)	0.93%	8.13%	3.98%	3.77%
International/Global Equity	JNL Multi-Manager International Small Cap Fund
	(Baillie Gifford Overseas Limited; Causeway Capital Management LLC; and WCM Investment Management, LLC)	1.22%	4.98%	6.45%	N/A
U.S. Equity	JNL Multi-Manager Mid Cap Fund
	(Champlain Investment Partners, LLC; Kayne Anderson Rudnick Investment Management, LLC; Nuance Investments, LLC; and Victory Capital Management Inc.)	1.09%	6.97%	7.39%	N/A
U.S. Equity	JNL Multi-Manager Small Cap Growth Fund
	(BAMCO, Inc.; Driehaus Capital Management, LLC; Granahan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management, LLC; Segall Bryant & Hamill, LLC; Victory Capital Management Inc.; and WCM Investment Management, LLC)	0.98%	9.66%	5.79%	8.50%
U.S. Equity	JNL Multi-Manager Small Cap Value Fund
	(Congress Asset Management Company, LLP; Cooke & Bieler, L.P.; Reinhart Partners, Inc.; River Road Asset Management, LLC; and WCM Investment Management, LLC)	1.09%	9.46%	8.63%	7.24%
U.S. Equity	JNL Multi-Manager U.S. Select Equity Fund
	(GQG Partners, LLC; WCM Investment Management, LLC)	0.98%	35.25%	N/A	N/A
Allocation	JNL Moderate ETF Allocation Fund
	(Mellon Investments Corporation)	0.82%	6.79%	3.53%	4.27%
Allocation	JNL Moderate Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.82%	9.10%	5.26%	5.79%
Allocation	JNL Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.83%	11.26%	6.76%	7.10%
Allocation	JNL/American Funds Moderate Allocation Fund
		0.97%	N/A	N/A	N/A
Allocation	JNL/American Funds Moderate Growth Allocation Fund
		0.98%	9.66%	5.91%	6.47%
Allocation	JNL/American Funds Growth Allocation Fund
		0.99%	12.80%	7.80%	8.26%
International/Global Equity	JNL/AB Sustainable Global Thematic Fund
	(AllianceBernstein L.P.)	1.21%	6.11%	N/A	N/A
U.S. Equity	JNL/AQR Large Cap Defensive Style Fund
	(AQR Capital Management, LLC)	0.86%	15.32%	9.71%	N/A
Allocation	JNL/BlackRock Global Allocation Fund
	(BlackRock Investment Management, LLC; Sub-Sub-Adviser BlackRock International Limited; Sub-Sub-Adviser BlackRock (Singapore) Limited)	1.06%	9.38%	6.10%	5.49%
Alternative	JNL/BlackRock Global Natural Resources Fund
	(BlackRock International Limited)	0.99%	(3.58)%	8.74%	3.07%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 year	5 year	10 year
U.S. Equity	JNL/BlackRock Large Cap Select Growth Fund
	(BlackRock Investment Management, LLC)	0.83%[2]	31.48%	15.31%	14.63%
International/Global Equity	JNL/Causeway International Value Select Fund
	(Causeway Capital Management LLC)	0.97%	4.49%	7.45%	5.71%
U.S. Equity	JNL/ClearBridge Large Cap Growth Fund
	(ClearBridge Investments, LLC)	0.93%	27.55%	14.50%	N/A
Sector Equity	JNL/Cohen & Steers U.S. Realty Fund
	(Cohen & Steers Capital Management, Inc.)	1.03%	4.46%	3.28%	N/A
International/Global Equity	JNL/DFA International Core Equity Fund
	(Dimensional Fund Advisors LP)	0.90%	3.94%	4.70%	N/A
U.S. Equity	JNL/DFA U.S. Core Equity Fund
	(Dimensional Fund Advisors LP)	0.80%	20.40%	12.80%	11.35%
U.S. Equity	JNL/DFA U.S. Small Cap Fund
	(Dimensional Fund Advisors LP)	0.98%	9.24%	9.67%	8.24%
Fixed Income	JNL/DoubleLine® Core Fixed Income Fund
	(DoubleLine Capital LP)	0.78%	2.29%	(0.32)%	1.39%
Fixed Income	JNL/DoubleLine® Emerging Markets Fixed Income Fund
	(DoubleLine Capital LP)	1.08%	6.82%	0.62%	N/A
U.S. Equity	JNL/DoubleLine® Shiller Enhanced CAPE® Fund
	(DoubleLine Capital LP)	0.98%	13.06%	9.44%	N/A
Fixed Income	JNL/DoubleLine® Total Return Fund
	(DoubleLine Capital LP)	0.83%	2.56%	(0.85)%	1.07%
Fixed Income	JNL/Dreyfus Government Money Market Fund
	(Mellon Investments Corporation)	0.56%	4.77%	2.04%	1.29%
Fixed Income	JNL/Fidelity Institutional Asset Management® Total Bond Fund
	(FIAM LLC)	0.79%	1.76%	0.23%	1.39%
Alternative	JNL/First Sentier Global Infrastructure Fund
	(First Sentier Investors (Australia) IM Ltd)	1.14%	5.64%	2.55%	3.11%
Allocation	JNL/Franklin Templeton Income Fund
	(Franklin Advisers, Inc.)	0.92%	6.38%	4.95%	5.09%
U.S. Equity	JNL/Goldman Sachs 4 Fund
	(Goldman Sachs Asset Management, L.P.)	0.70%	19.21%	11.46%	9.31%
International/Global Equity	JNL/GQG Emerging Markets Equity Fund
	(GQG Partners LLC)	1.33%	5.03%	6.59%	N/A
U.S. Equity	JNL/Invesco Diversified Dividend Fund
	(Invesco Advisers, Inc.)	0.98%	12.59%	7.42%	N/A
International/Global Equity	JNL/Invesco Global Growth Fund
	(Invesco Advisers, Inc.)	0.97%	15.83%	9.33%	9.68%
U.S. Equity	JNL/Invesco Small Cap Growth Fund
	(Invesco Advisers, Inc.)	1.04%	16.72%	7.29%	8.20%
Allocation	JNL/JPMorgan Global Allocation Fund
	(J.P. Morgan Investment Management Inc.)	1.06%[2]	8.36%	3.76%	4.35%
Alternative	JNL/JPMorgan Hedged Equity Fund
	(J.P. Morgan Investment Management Inc.)	0.96%	17.86%	9.92%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 year	5 year	10 year
U.S. Equity	JNL/JPMorgan MidCap Growth Fund
	(J.P. Morgan Investment Management Inc.)	0.89%	14.12%	10.99%	11.61%
Alternative	JNL/JPMorgan Nasdaq® Hedged Equity Fund
	(J.P. Morgan Investment Management Inc.)	1.00%	N/A	N/A	N/A
Fixed Income	JNL/JPMorgan U.S. Government & Quality Bond Fund
	(J.P. Morgan Investment Management Inc.)	0.70%	1.15%	(0.52)%	0.85%
U.S. Equity	JNL/JPMorgan U.S. Value Fund
	(J.P. Morgan Investment Management Inc.)	0.88%	14.72%	8.26%	7.09%
International/Global Equity	JNL/Lazard International Quality Growth Fund
	(Lazard Asset Management LLC)	1.06%	0.59%	3.17%	4.98%
International/Global Equity	JNL/Loomis Sayles Global Growth Fund
	(Loomis, Sayles & Company, L.P.)	1.00%	22.45%	11.90%	N/A
Fixed Income	JNL/Lord Abbett Short Duration Income Fund
	(Lord, Abbett & Co. LLC)	0.80%	5.10%	N/A	N/A
U.S. Equity	JNL/Mellon DowSM Index Fund
	(Mellon Investments Corporation)	0.65%	14.21%	9.82%	10.86%
International/Global Equity	JNL/Mellon Emerging Markets Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.77%[2]	5.56%	1.10%	2.97%
International/Global Equity	JNL/Mellon World Index Fund
	(Mellon Investments Corporation)	0.65%	18.04%	10.82%	8.72%
U.S. Equity	JNL/Mellon Nasdaq® 100 Index Fund
	(Mellon Investments Corporation)	0.64%	25.09%	19.43%	17.07%
U.S. Equity	JNL/Mellon S&P 500 Index Fund
	(Mellon Investments Corporation)	0.52%	24.39%	13.95%	12.53%
U.S. Equity	JNL/Mellon S&P 400 MidCap Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.56%[2]	13.34%	9.74%	9.10%
U.S. Equity	JNL/Mellon Small Cap Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.56%[2]	8.03%	7.78%	8.18%
International/Global Equity	JNL/Mellon International Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.61%[2]	2.92%	4.25%	4.83%
Fixed Income	JNL/Mellon Bond Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.57%[2]	0.70%	(0.88)%	0.74%
U.S. Equity	JNL/Mellon U.S. Stock Market Index Fund
	(Mellon Investments Corporation)	0.61%	23.39%	13.36%	N/A
Sector Equity	JNL/Mellon Communication Services Sector Fund
	(Mellon Investments Corporation)	0.65%	38.44%	12.56%	10.95%
Sector Equity	JNL/Mellon Consumer Discretionary Sector Fund
	(Mellon Investments Corporation)	0.64%	24.70%	14.81%	13.12%
Sector Equity	JNL/Mellon Consumer Staples Sector Fund
	(Mellon Investments Corporation)	0.65%	13.52%	7.48%	N/A
Sector Equity	JNL/Mellon Energy Sector Fund
	(Mellon Investments Corporation)	0.64%	5.96%	11.60%	3.55%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 year	5 year	10 year
Sector Equity	JNL/Mellon Financial Sector Fund
	(Mellon Investments Corporation)	0.64%	30.37%	10.52%	10.55%
Sector Equity	JNL/Mellon Healthcare Sector Fund
	(Mellon Investments Corporation)	0.63%	2.02%	6.65%	8.25%
Sector Equity	JNL/Mellon Industrials Sector Fund
	(Mellon Investments Corporation)	0.66%	15.72%	11.74%	N/A
Sector Equity	JNL/Mellon Information Technology Sector Fund
	(Mellon Investments Corporation)	0.61%	35.27%	22.98%	20.88%
Sector Equity	JNL/Mellon Materials Sector Fund
	(Mellon Investments Corporation)	0.67%	(2.32)%	8.44%	N/A
Sector Equity	JNL/Mellon Real Estate Sector Fund
	(Mellon Investments Corporation)	0.66%	4.34%	2.37%	N/A
Sector Equity	JNL/Mellon Utilities Sector Fund
	(Mellon Investments Corporation)	0.65%	25.69%	6.20%	7.94%
U.S. Equity	JNL/MFS Mid Cap Value Fund
	(Massachusetts Financial Services Company (d/b/a MFS Investment Management))	0.95%	13.91%	9.55%	7.87%
U.S. Equity	JNL/Morningstar SMID Moat Focus Index Fund
	(Mellon Investments Corporation)	0.76%	N/A	N/A	N/A
U.S. Equity	JNL/Morningstar U.S. Sustainability Index Fund
	(Mellon Investments Corporation)	0.71%	20.44%	13.82%	N/A
U.S. Equity	JNL/Morningstar Wide Moat Index Fund
	(Mellon Investments Corporation)	0.75%	10.51%	12.12%	N/A
Fixed Income	JNL/Neuberger Berman Strategic Income Fund
	(Neuberger Berman Investment Advisers LLC)	0.94%	5.53%	2.56%	3.05%
U.S. Equity	JNL/Newton Equity Income Fund
	(Newton Investment Management North America, LLC)	0.87%	17.04%	12.77%	11.07%
Fixed Income	JNL/PIMCO Income Fund
	(Pacific Investment Management Company LLC)	1.15%	4.63%	2.24%	N/A
Fixed Income	JNL/PIMCO Investment Grade Credit Bond Fund
	(Pacific Investment Management Company LLC)	1.16%	2.75%	0.08%	2.35%
Fixed Income	JNL/PIMCO Real Return Fund
	(Pacific Investment Management Company LLC)	1.34%	2.04%	1.91%	2.04%
Fixed Income	JNL/PPM America High Yield Bond Fund
	(PPM America, Inc.)	0.75%	7.93%	3.63%	4.27%
Fixed Income	JNL/PPM America Investment Grade Credit Fund
	(PPM America, Inc.)	0.83%	N/A	N/A	N/A
Fixed Income	JNL/PPM America Total Return Fund
	(PPM America, Inc.)	0.79%	2.06%	0.31%	1.87%
U.S. Equity	JNL/RAFI® Fundamental U.S. Small Cap Fund
	(Mellon Investments Corporation)	0.67%	10.72%	9.56%	5.60%
U.S. Equity	JNL/RAFI® Multi-Factor U.S. Equity Fund
	(Mellon Investments Corporation)	0.67%	18.64%	11.19%	8.84%
Allocation	JNL/T. Rowe Price Balanced Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Advisers: T. Rowe Price Investment Management, Inc.; T. Rowe Price Australia Limited; and T. Rowe Price International Ltd)	0.97%[2]	11.56%	6.37%	5.88%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 year	5 year	10 year
Allocation	JNL/T. Rowe Price Capital Appreciation Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.97%[2]	12.30%	10.16%	10.09%
U.S. Equity	JNL/T. Rowe Price Capital Appreciation Equity Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	1.00%[2]	N/A	N/A	N/A
U.S. Equity	JNL/T. Rowe Price Growth Stock Fund
	(T. Rowe Price Associates, Inc.)	0.83%[2]	29.95%	13.04%	13.60%
U.S. Equity	JNL/T. Rowe Price Mid-Cap Growth Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.98%[2]	9.17%	7.32%	9.89%
Fixed Income	JNL/T. Rowe Price Short-Term Bond Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Hong Kong Limited)	0.72%[2]	4.65%	1.62%	1.61%
Fixed Income	JNL/T. Rowe Price U.S. High Yield Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.94%[2]	8.04%	2.55%	N/A
U.S. Equity	JNL/T. Rowe Price Value Fund
	(T. Rowe Price Associates, Inc.)	0.87%[2]	14.84%	10.19%	9.12%
Allocation	JNL/Vanguard Moderate ETF Allocation Fund
	(Mellon Investments Corporation)	0.70%	7.14%	3.41%	N/A
Allocation	JNL/Vanguard Moderate Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.69%	9.59%	5.10%	N/A
Allocation	JNL/Vanguard Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.68%	11.84%	6.73%	N/A
International/Global Equity	JNL/WCM Focused International Equity Fund
	(WCM Investment Management, LLC)	1.10%	7.10%	6.57%	9.12%
Alternative	JNL/Westchester Capital Event Driven Fund
	(Westchester Capital Management, LLC)	1.83%	4.79%	3.38%	N/A
International/Global Equity	JNL/William Blair International Leaders Fund
	(William Blair Investment Management, LLC)	0.97%	(0.95)%	0.24%	2.76%
Allocation	JNL/WMC Balanced Fund
	(Wellington Management Company LLP)	0.71%	14.64%	7.48%	7.59%
U.S. Equity	JNL/WMC Equity Income Fund
	(Wellington Management Company LLP)	0.89%	12.54%	9.23%	N/A
Sector Equity	JNL/WMC Global Real Estate Fund
	(Wellington Management Company LLP)	1.03%	5.63%	(1.40)%	1.80%
U.S. Equity	JNL/WMC Value Fund
	(Wellington Management Company LLP)	0.79%	10.88%	8.24%	7.96%
Allocation	JNL/JPMorgan Managed Conservative Fund
	(J.P. Morgan Investment Management Inc.)	1.10%	4.66%	1.83%	2.75%
Allocation	JNL/JPMorgan Managed Moderate Fund
	(J.P. Morgan Investment Management Inc.)	1.10%	7.07%	3.77%	4.47%
Allocation	JNL/JPMorgan Managed Moderate Growth Fund
	(J.P. Morgan Investment Management Inc.)	1.09%	9.74%	5.74%	6.17%
Allocation	JNL/JPMorgan Managed Growth Fund
	(J.P. Morgan Investment Management Inc.)	1.10%	12.36%	7.65%	8.03%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 year	5 year	10 year
Allocation	JNL/JPMorgan Managed Aggressive Growth Fund
	(J.P. Morgan Investment Management Inc.)	1.11%	13.64%	8.59%	8.82%
Allocation	JNL Conservative Allocation Fund
		1.22%	5.56%	2.24%	3.04%
Allocation	JNL Moderate Allocation Fund
		1.21%	7.64%	4.18%	4.47%
Allocation	JNL Moderate Growth Allocation Fund
		1.20%	9.17%	5.39%	5.76%
Allocation	JNL Growth Allocation Fund
		1.17%	10.60%	6.48%	6.76%
Allocation	JNL Aggressive Growth Allocation Fund
		1.14%	11.93%	7.38%	7.49%

1	Capital Research and Management Company is the investment adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
2	The Fund’s current expenses reflect temporary fee reductions.
3	Mellon Investments Corporation is the investment sub-adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.

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The EDGAR contract identifier for the Contract is: #C000030281
B-1